                                                                        ANNEX B

                                                                 EXHIBIT (a)(4)


June 9, 1997

Board of Directors
NetFRAME Systems Incorporated
1545 Barber Lane
Milpitas, CA 95035

Gentlemen:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.001 per share of NetFRAME Systems Incorporated (the "Company"), of the financial terms of the Transaction (as hereinafter defined) with Micron Electronics, Inc. ("Micron Electronics"). For the purposes of this opinion, the "Transaction" means the transaction described below pursuant to that Agreement and Plan of Merger among the Company, Micron Electronics, and a subsidiary ("Merger Sub") of Micron Electronics dated June 10, 1997 (the "Agreement").

  As more specifically set forth in the Agreement, and subject to certain terms and conditions thereof, Micron Electronics has agreed to make a tender offer through Merger Sub to purchase all the issued and outstanding shares of Common Stock, $0.001 par value per share, of the Company ("Company Common Stock") at a price of $1.00 per share in cash. Thereafter, Merger Sub will be merged with and into the Company, and each share of Company Common Stock not acquired by Micron Electronics pursuant to the tender offer will be converted into the right to receive $1.00 in cash.

  In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.

  In arriving at our opinion, Cowen has, among other things:

  (1) reviewed the Company's consolidated financial statements for the fiscal years ended December 31, 1994 through December 31, 1996 and the consolidated financial statements for the three month periods ended March 31, 1997 and March 31, 1996 and certain publicly available filings with the Securities and Exchange Commission;

  (2) reviewed the Agreement;

  (3) held meetings and discussions with senior management of the Company to discuss the business, operations, and future prospects of the Company;

  (4) reviewed financial projections furnished to us by the senior management of the Company, including the capital structure, sales, operating income and net income, and other data of the Company we deemed relevant;

  (5) analyzed the historical cash burn rate and the projected cash flow position and cash burn rate of the Company based upon the Company's senior management's liquidation scenario forecast;

  (6) reviewed the operating and financial performance of the Company over the last three fiscal years and compared its results with the operating and financial performance of similar publicly traded companies;

                                COWEN & COMPANY
 FOUR EMBARCADERO CENTER, SUITE 1200, SAN FRANCISCO, CA 94111-5994, TEL (415)
                                   646-7200
                        MEMBER ALL PRINCIPAL EXCHANGES

NetFRAME Systems Incorporated
June 9, 1997
Page 2 of 2

  (7) reviewed the public market valuation and trading multiples of the Company, and compared the Company's trading multiples to the trading multiples of other similar publicly traded companies;

  (8) reviewed the historical prices and trading activity of the stock of the Company over the last twelve months, and compared the Company's stock price performance to the stock price performance of other similar publicly traded companies over the same time period;

  (9) compared the acquisition contemplated by the Agreement with the acquisitions of other companies through similar purchase transactions, including a comparison of the premiums paid in the acquisition contemplated by the Agreement with the premiums paid in those similar transactions; and

  (10) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

  At the request of the Company, Cowen solicited selected third parties' interest in acquiring the Company.

  On June 6, 1997, the closing price of the Company's common stock in the last transaction reported by the NASDAQ was $1.25 per share.

  In rendering our opinion, we relied upon the Company's senior management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. With respect to the financial projections furnished to us by management of the Company, we also have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company. We also have assumed that the tender offer and related merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Our opinion is based on economic, monetary, and market and other conditions existing on the date hereof.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services. In the past, Cowen and its affiliates have provided financing services for the Company and have received fees for the rendering of these services. In addition, in the ordinary course of its business, Cowen trades the equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, Cowen or its affiliates may at any time hold a long or short position in such securities.

  On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by holders of Company Common Stock (other than Micron Electronics) pursuant to the tender offer and the merger is fair, from a financial point of view, to the stockholders of the Company.

  This letter is for the information of the Board of Directors only in connection with their consideration of the Agreement and may not be disclosed to any other party, referred to or used for any other purpose without our prior written consent. This letter does not constitute a recommendation to any shareholder as to whether to sell their shares in the offer pursuant to the Agreement.

                                          Very truly yours,

                                          /s/ Cowen & Company
                                          Cowen & Company